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03050952

File No. 82-5227

April 2, 2003

VIA AIR MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SAMMY CORPORATION
Re: Sponsored Level 1 ADR Facility

Dear Sirs:

Pursuant to Rule 12g-3 - 2 (b) under the Securities Exchange Act of 1934, we, as legal counsels to SAMMY CORPORATION (the "Company") with respect to its ADR program, enclose herewith English translation of the document of which contents were announced by the Company.

- Notice of Issuance of New Share Subscription Rights by Allotment thereof to Third Parties due to Treatment of Forfeiture thereof

Yours truly,

Fusako Otsuka

FO/ah

Encl.
cc: The Bank of New York
cc: SAMMY CORPORATION (w/o encl.)

dlw 5/30

(Translation)

File No. 82-5227
March 31, 2003

Dear Sirs,

Name of Company:	Sammy Corporation
Name of Representative:	Hajime Satomi, President and Representative Director (Chief Executive Officer)

(Code No. 6426, Tokyo Stock Exchange 1st Section)

Further Inquiry:	Hideo Yoshizawa Executive Officer and Deputy General Manager, President Office (TEL: 03-5950-3790)

Notice of Issuance of New Share Subscription Rights by Allotment thereof to Third Parties due to Treatment of Forfeiture thereof

Notice is hereby given that Sammy Corporation (the "Company"), which adopted resolutions for the issuance of new share subscription rights (total number of new share subscription rights to be issued: 5,009,030 rights) by allotment thereof to its shareholders at the meetings of its Board of Directors held on December 26, 2002 and January 23, 2003, determined to dispose of the forfeited new share subscription rights (2,295,804 rights) by allotment thereof to third parties as a strategic move for the Company to raise funds in the future at the meeting of its Board of Directors held on March 31, 2003, as described below:

Description

1. Outline of the issuance of new share subscription rights:

(a) Class and number of shares to be issued upon exercise of new share subscription rights:

(i) Class of shares to be issued upon exercise of new share subscription rights:

Shares of common stock of the Company.

(ii) Number of shares to be issued upon exercise of new share subscription rights:

2,295,804 shares. The number of share(s) to be issued upon exercise of each new share subscription right (the "Number of Share(s)") shall be one (1) share. The Number of Share(s) shall be subject to adjustment as set forth in 2(n) below.

(b) Total number of new share subscription rights to be issued:

2,295,804 rights.

(c) Issue price of a new share subscription right and the payment date:

(i) The issue price of a new share subscription right shall be ¥175.

(ii) The payment date shall be April 16, 2003.

(d) Allotees of the new share subscription rights and the number of the rights to be allotted:

(i) 1,795,804 new share subscription rights shall be allotted to Hajime Satomi, President and Representative Director of the Company.

(ii) 500,000 new share subscription rights shall be allotted to Goldman Sachs International.

(e) Amount to be paid in upon exercise of new share subscription rights:

(i) The amount to be paid in upon exercise of new share subscription rights shall be an amount obtained by multiplying the Exercise Price (defined in (e)(ii) below) by the Number of Share(s).

(ii) The amount per share to be paid in upon exercise of new share subscription rights (the "Exercise Price") shall be ¥2,976.

(f) New share subscription right exercise period:

From July 1, 2003 to June 30, 2006; provided, however, that if the last day of the said period falls on a banking holiday, the last day shall be the immediately preceding banking business day.

(g) Conditions of the exercise of new share subscription rights:

Any qualified grantee of new share subscription rights shall exercise his/her new share subscription rights in a unit or units of 100 new share subscription rights in respect of 100 new share subscription rights or any integral multiple thereof, if any. In the event that certificates for new share subscription rights are issued, all (but not some only) of the new share subscription rights represented by each certificate for new share subscription rights must be exercised.

(h) Events and conditions to cancel new share subscription rights:

(i) In the event that a proposition for the approval of a share exchange agreement or a share transfer under which the Company shall become a wholly owned subsidiary is approved at its General Meeting of Shareholders, the Company may cancel all of the new share subscription rights outstanding prior to the date on which such share exchange agreement or share transfer shall become effective.

(ii) In the event of the cancellation of the new share subscription rights under (h)(i) above, the Company shall pay to the qualified grantees thereof an amount equivalent to the initial issue price for each new share subscription right in compensation for each such new share subscription right.

(i) Restriction on transfers of new share subscription rights:

Any transfer of new share subscription rights shall be subject to the approval of the Board of Directors of the Company. The Company will follow a policy not to approve any transfer thereof in principle, unless any reason acceptable to the Company, such as inheritance, exists.

(j) Issuance of certificates for new share subscription rights:

Certificates for new share subscription rights shall be issued only upon request from any qualified grantee for new share subscription rights.

(k) Amount of the issue prices of new shares issued upon exercise of the new share subscription rights not to be transferred to capital:

The amount of the issue price of a new share of common stock of the Company issued upon exercise of the new share subscription rights not to be transferred to capital shall be an amount obtained by deducting from the Exercise Price (if adjusted, the exercise price as adjusted) an amount to be transferred to capital. The "amount to be transferred to capital" means an amount obtained by multiplying by 0.5 the exercise price (if adjusted, the exercise price as adjusted), with any fraction of one yen occurring upon such calculation rounded upward to the nearest one yen.

(l) First dividends on shares issued upon exercise of the new share subscription rights:

The first dividends or interim dividends (cash distribution pursuant to Article 293-5 of the Commercial Code of Japan) on shares of common stock of the Company delivered upon exercise of the new share subscription rights shall be paid on the assumption that the exercise of the new share subscription rights became effective on the first day of the relevant dividend accrual period (each period of six (6) months ending March 31 and September 30 of each year, which is effective as of the day on which the new share subscription rights shall be issued) during which the day on which the exercise of the new share subscription rights shall become effective falls.

(m) Adjustment to the exercise price:

(i) In the event that the Company issues new shares of common stock of the Company or disposes of shares of common stock of the Company held by the Company at a price lower than the current market price thereof after the issuance

of the new share subscription rights, the Exercise Price shall be adjusted in accordance with the following formula:

$$\text{Exercise Price as adjusted} = \text{Exercise Price before adjustment} \times \frac{\text{Number of already issued shares} + \dfrac{\text{Number of newly issued/disposed shares} \times \text{Issue/disposal price per share}}{\text{Current market price per share}}}{\text{Number of already issued shares} + \text{Number of newly issued/disposed shares}}$$

(ii) Additionally, in the event that the Company divides or consolidates its shares or issues new share subscription rights or bonds with new share subscription rights that entitle the holders thereof to request the Company to issue shares of common stock of the Company or transfer shares of common stock of the Company held by the Company at a price lower than the current market price thereof, the Exercise Price shall be adjusted as appropriate.

(n) Adjustment to the Number of Share(s):

In the event of any adjustment to the exercise price as provided for in 2(m) above, the Number of Share(s) shall be adjusted in accordance with the following formula, with any fraction of one share discarded:

$$\text{Number of Share(s) as adjusted} = \frac{\text{Number of Share(s) before adjustment} \times \text{Exercise Price before adjustment}}{\text{Exercise Price as adjusted}}$$

(o) Mode of offering:

Allotment to third parties.

(p) Handling office for applications and payments for new share subscription rights (transmitting office thereof):

UFJ Bank Limited, Shinjuku Shintoshin Branch (Takebashi Branch)

(q) Office for accepting requests for exercise of new share subscription rights (transmitting office thereof):

UFJ Bank Limited, Shinjuku Shintoshin Branch (Takebashi Branch)

(r) Office for accepting payments upon exercise of new share subscription rights:

UFJ Bank Limited, Shinjuku Shintoshin Branch

(s) Reason for the determination of the issue price of a new share subscription right and the amount to be paid in upon exercise thereof:

The Exercise Price has been fixed at the amount (¥2,976) identical with the Exercise

Price of each of the new share subscription rights to be issued by allotment thereof to its shareholders as resolved at the meetings of the Board of Directors held on December 26, 2002 and January 23, 2003. The issue price of a new share subscription right has been fixed at ¥175 by applying to risk-free interest yen swap rates applicable to the remaining periods thereof equivalent to the period up to the expiration of the exercise period, using numeric values comprehensively taking into account the Company's status in the market, benchmarks of other companies belonging to our industry and other factors as volatility values and otherwise having regard to dilution of the value per share, dividend yield, etc., and based on the result derived from all such factors by binominal approach.

[For reference]

1. Use of proceeds:

Use of proceeds from the relevant fund-raising:

As any payment of funds depends solely on the decisions by the qualified grantees of new share subscription rights, it is difficult at present for the Company to determine how much and when to include the proceeds, if any, in its funding plan. Hence, the specific amount of the proceeds from the issuance of new shares, which will be applied to capital investment and working funds, will be determined according to its capital investment plan and cash flow situations when the payments are made. It is planned that the aggregate amount of the issue prices of the new share subscription rights accounting for ¥401,765,000 will all be applied to working funds.

2. Dividends to shareholders, etc.:

(a) Fundamental dividend policy:

The Company recognizes the paying out of earnings to its shareholders as one of the important challenges to management and attaches basic importance to paying adequate dividends according to earnings.

(b) Dividend determination attitude:

Based on the abovementioned fundamental dividend policy, the Company plans to pay an ordinary dividend of ¥70 per share of the Company for the business year ended March 31, 2003.

(c) Use of retained earnings:

With regard to retained earnings, the Company intends to apply them efficiently to build up its financial strength and management base and develop new businesses in the future, among other things.

(d) Dividends for the previous three business years:

	Business year ended March 31, 2000	Business year ended March 31, 2001	Business year ended March 31, 2002
Net income per share	¥288.68	¥389.45	¥442.39
Dividend per share	¥40.00	¥60.00	¥50.00
Dividend payout ratio	14.9%	15.6%	11.4%
Return on shareholders' equity	24.8%	40.7%	54.6%
Dividend rate for shareholders' equity	2.60%	5.29%	4.71%

(e) Previous compliance with profit-sharing rules:

Not applicable.

3. Previous equity finance:

Equity finance for the previous three years:

December 1999: 1,300,000 shares (Issue price: ¥5,670)
Total number of issued shares after capital increase: 12,640,000 shares

June 2001: 1,000,000 shares (Issue price: ¥5,985)
Total number of issued shares after capital increase: 26,620,000 shares

4. Price movements of shares at each end of the previous three business years and on the most recent day available:

	Business year ended March 31, 2000	Business year ended March 31, 2001	Business year ended March 31, 2002	Business year ended March 31, 2003
Opening price	¥5,700	¥4,280	¥3,200	¥4,150
Highest price	¥5,700	¥5,050	¥9,920	¥4,970
Lowest price	¥3,750	¥2,000	¥2,550	¥2,170
Closing price	¥4,180	¥3,150	¥4,120	¥2,355
Price/earnings ratio	25.8	10.9	10.6	5.2

Notes:

1. For the business year ended March 31, 2003, stock prices as of March 28, 2003 were used.

2. The shares of the Company came to be listed on the first section of the Tokyo Stock Exchange on March 1, 2001.

3. The Company divided its shares at the rate of 1:2 as of November 20, 2000.

4. The Company divided its shares at the rate of 1:2 as of November 20, 2001.

5. The price/earnings ratio for each business year is obtained by dividing the stock price (closing price) at the end of a business year by the net income per share as at the end of the immediately preceding business year.

5. Schedule for the issuance of the new share subscription rights (treatment of forfeiture) (expected):

March 31, 2003	(Monday)	Resolution of the Board of Directors (Treatment of forfeiture; allotment of forfeited rights to third parties)
March 31, 2003	(Monday)	Filing of securities registration statement
April 1, 2003	(Tuesday)	Statutory public notice
April 8, 2003	(Tuesday)	Securities registration statement becoming effective
April 8, 2003	(Tuesday)	Application date
April 16, 2003	(Wednesday)	Payment date

6. Outline of the allotees of the new share subscription rights:

Name of Allotee:			Hajime Satomi
Information on Allotee:	Address:		31-7, Futaba-cho, Itabashi-ku, Tokyo
	Vocation:		Corporate officer
Relationship with the Company:	Capital:	Number of shares of the Company held by Allottee	13,413,000 shares
	Transaction:		Not applicable
	Personnel:		President and Representative Director of the Company

Name of Allotee:			Goldman Sachs International
Information on Allotee:	Address:		Peterborough Court 133, Fleet Street, London
	Name of representative:		Peter D. Sutherland, Chairman
	Amount of capital:		$270 million
	Content of business:		Investment banking business
	Principal shareholder:		Goldman Sachs Holdings (U.K.)
Relationship with the Company:	Capital:	Number of shares of the Company held by Allottee	858,000 shares
		Number of shares of Allotee held by the Company	1,000 shares
	Transaction:		Not applicable
	Personnel:		Not applicable

Note: The amount of capital, the principal shareholder and the relationship with the Company are those as of March 23, 2003.

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